Pfenex Inc.

10790 Roselle Street

San Diego, California 92121

September 1, 2015

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn:	Suzanne Hayes, Assistant Director

Tara Keating Brooks, Attorney

Re:	Pfenex Inc.

Registration Statement on Form S-3

File No. 333-206625

Acceleration Request

Ladies and Gentlemen:

Pursuant to Rules 460 and 461 of the Securities Act of 1933, as amended, Pfenex Inc., a Delaware corporation (the “Company”), hereby respectfully requests that the effective date for the above-referenced Registration Statement on Form S-3 (File No. 333-206625) (the “Registration Statement”) be accelerated so that it will be declared effective at 4:00 p.m., Eastern Time, on Wednesday, September 2, 2015, or as soon thereafter as is practicable.

The Company hereby acknowledges the following:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Dan Koeppen or Courtney Mathes at (858) 350-2393 or (858) 350-2320, respectively.

Sincerely,

PFENEX INC.

By:	/s/ Paul A. Wagner
Name: Paul A. Wagner
Title: Chief Financial Officer